EXHIBIT 4.7


                            The Tail Wind Fund, Ltd.
                               404 East Bay Street
                        P.O. Box SS 5539, Nassau, Bahamas
                        Fax: 242 393 9021 - attn N Rolle
                     Cc: 011 44 207 468 7657 - attn D Crook

                                October 25, 2001

Fonar Corporation
110 Marcus Drive
Melville, New York 11747

Attn: Raymond Damadian, M.D., President

     Re: 4% Convertible Debenture Due June 30, 2002 of Fonar Corporation (the "Company") issued on May 24, 2001 to The Tail Wind Fund, Ltd. ("Tail Wind") in the aggregate original principal amount of $4,500,000 (the "Debenture"); capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Debenture.

Dear Mr. Damadian:

As you are aware, the Company's second Repayment Date of a Monthly Amount under the Debenture was originally due on Monday, October 1, 2001, but such Repayment Date was extended until Monday, October 15, 2001 pursuant to the terms of that certain waiver and modification letter dated October 3, 2001. Such second
Monthly Amount due has not yet been received by Tail Wind, and you have requested that we permit the second Repayment Date to be further extended until Monday, November 5, 2001 and that we also extend the third Repayment Date under the Debenture until Monday, November 5, 2001. We are willing to permit such extensions on the following terms:

     1. Each of the Monthly Amounts under the Debenture originally due on October 1, 2001 and November 1, 2001, respectively, shall be paid in accordance with the terms of the Debenture on Monday, November 5, 2001 (which shall constitute a Repayment Date thereunder), provided that if the Company elects or is required to pay either or both of such Monthly Amounts on such Repayment Date in shares of Common Stock as permitted by and in accordance with the terms of the Debenture, then
          (a) the number of shares to be issued in payment of such Monthly Amount shall be determined by dividing such Monthly Amount by the average of the two (2) lowest closing bid prices of the Common Stock on the Principal Market during the calendar month of October 2001 (as appropriately and equitably adjusted for stock splits, stock dividends, distributions and similar events) less $0.25, and (b) the Company shall cause its transfer agent to electronically transmit such shares by crediting the account of Tail Wind's prime broker with DTC through its Deposit Withdrawal Agent Commission system on such Repayment Date or to issue an unlegended stock certificate which must be received by Tail Wind on such Repayment Date. If the Company elects or is required to pay either or both of such Monthly Amounts on such Repayment Date in cash, then such cash shall be received by wire transfer to the account of Tail Wind on or prior to such Repayment Date.

     2. Upon any acceleration of the Debenture pursuant to the terms thereof, such Monthly Amounts shall automatically become immediately due and payable.

     3. Any liquidated damages would be payable in cash immediately, provided that no Default Interest or damages shall accrue on such Monthly Amount provided payment is made on November 5, 2001 as provided herein (but regular interest shall accrue).

Please be advised that, except for the foregoing waiver and modification, this letter shall not in any way waive or prejudice any of the rights of Tail Wind or obligations of the Company under the Debenture or other Agreements, or under any law, in equity or otherwise, and such waiver and modification shall not constitute a waiver or modification of any other provision of the Debenture or other Agreements nor a waiver or modification of any subsequent default or breach of any obligation of the Company or of any subsequent right of Tail Wind (including without limitation the payment of all future and prior Monthly Amounts on the applicable Repayment Dates in accordance with the Debenture, as modified by the prior waiver between the parties). The foregoing waiver and modification shall supercede the waiver and modification between the parties dated October 3, 2001. For clarification purposes, Tail Wind shall be under no obligation to, and the Company acknowledges that Tail Wind does not intend to, grant any further waivers of any of the Company's obligations under the Debenture.

If the foregoing waiver and modification is acceptable to the Company, please agree to such waiver and modification by executing a copy of this letter below and delivering it to Tail Wind at the above address with a copy to Peter Weisman at facsimile number (212) 986-8866. This letter shall not become effective unless and until it is duly executed and delivered by the Company, at which time it shall become binding and enforceable against both the Company and Tail Wind. This letter shall remain revocable by Tail Wind until it is so executed and delivered by the Company.


                                                     Very truly yours,

                                                     THE TAIL WIND FUND, LTD.


                                                     By: /s/Ngaire Rolle
                                                     Ngaire Rolle
AGREED AND ACCEPTED:

FONAR CORPORATION

By: /s/ Raymond Damadian
Raymond Damadian, M.D., President